SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

On July 12, 2013, On Track Innovations Ltd. ("Company") announced it has signed termination and settlement agreements with Messrs. Oded Bashan and Ohad Bashan with respect to their termination of employment with the Company and its subsidiaries.

Based on the agreements, beside the release of existing severance payments funds, the Company shall pay to Messrs. Oded Bashan and Ohad Bashan approximately $2.5 million USD for the employment term and the termination thereof. These amounts shall be paid out of funds that are deposited in an escrow account already allocated as short term restricted deposit for employees’ benefits in the Company's financial statements for the year 2012. The Company will get back from the escrow account the balance, in an amount of approximately $0.4 million.

The agreements further provide a mutual release from all claims between the Company and Messrs. Oded Bashan and Ohad Bashan in connection with their employment with the Company, termination thereof, and any position they held with the Company.

Consequently to the execution of the agreements mentioned above, the Company expects to record other income of more than $4 million in the financial statements for the third quarter of 2013.

It is further noted that payment of the foregoing amounts and the record of said income have no effect on the Company’s cash flow position, nor adverse effect on cash equivalent and short term investments of the Company, since higher amounts to cover such costs were set aside and deposited into an escrow account during 2012.

Safe Harbor for Forward-Looking Statements

This report on Form 6-K may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our plan to record other income of more than $4 million in our financial statements. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI’s annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

This Form 6-K is incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: July 12, 2013